

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 3, 2022

Harrison Gross
Chief Executive Officer
Innovative Eyewear, Inc.
11900 Biscayne Blvd., Suite 630
Miami, Florida 33181

      Re: Innovative Eyewear, Inc.
          Amendment No. 9 to Registration Statement on Form S-1
          Filed July 25, 2022
          File No. 333-261616

Dear Mr. Gross:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 9 to Registration Statement on Form S-1

Use of Proceeds, page 40

1.   We note you revised your use of proceeds by applying the same percentage allocation to each of the identified uses of proceeds as you had used in your last amendment. We further note that you have identified plans to introduce a significant number of new products and styles by the end of the year, including nine new styles, a wireless charging dock and Bluetooth safety glasses. Please clarify whether you expect the proceeds from the offering to be sufficient to complete any remaining development efforts and launch each of these new products. If the proceeds may not be sufficient, please clarify that additional funds may necessary to complete these efforts and identify the potential sources of such funds or how your plans may be modified if such funds are not available.

You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sarah W. Williams, Esq.